U.S. Securities and Exchange Commission
Washington, D.C. 20549

03040067

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FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Residential Funding Mortage Securities II, Inc.	0000945212
Exact Name of Registrant as Specified in Charter	Registrant CIK Number
Current Report on Form 8-K 2003-HS4 for 12/23/03	333-110340
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)	SEC File Number of Registration Statement

____
Name of Person Filing the Document
(if Other than the Registrant)

PROCESSED
DEC 29 2003
THOMSON FINANCIAL

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Minneapolis, State of Minnesota, on the 22nd day of December , 2003.

Residential Funding Mortgage Securities II, Inc.
(Registrant)

By: [signature]
Mark White
Vice President

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on ________, 2003, that the information set forth in this statement is true and complete.

By: ______________________________
(Name)

____
(Title)

SEC MAIL PROCESSING SECTION
RECEIVED
DEC 24 2003
WASH., D.C. 187

GMAC RFC

New Issue Computational Materials

$253,125,000 *(Approximate)*

RFMSII Series 2003-HS4 Trust
Home Equity Loan-Backed Term Notes

Residential Funding Mortgage Securities II, Inc.
Depositor

RFMSII Series 2003-HS4 Trust
Issuer

Residential Funding Corporation
Seller and Master Servicer

GMAC RFC Securities

Any transactions in the certificates will be effected through Residential Funding Securities Corporation.

December 17, 2003

STATEMENT REGARDING ASSUMPTIONS AS TO SECURITIES, PRICING ESTIMATES AND OTHER INFORMATION

The information herein has been provided solely to you by Residential Funding Securities Corporation ("RFSC") based on information with respect to the mortgage loans provided to RFSC by Residential Funding Corporation ("RFC") and its affiliates. RFSC is a wholly owned subsidiary of RFC. Neither RFC nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein.

The information herein is preliminary and supersedes any prior information and will be superseded by the prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commissions (SEC). All assumptions and information in this report reflect RFSC's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices.

Further, RFSC does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. RFSC (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments.

In addition, RFSC may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein shall be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required prospectus supplement.

Finally, RFSC has not addressed the legal, accounting and tax implications of the analysis with respect to you, and RFSC strongly urges you to seek advice from your counsel, accountant and tax advisor.

Residential Funding Mortgage Securities II, Inc.
RFMSII Series 2003-HS4 Trust.
Computational Materials: Preliminary Term Sheet *(Page 1)*

$253,125,000 (Approximate)

Overview[a](b)

To 10% Call:

Class	*Expected* Approximate Size	Interest Type	Principal Type	*Expected* WAL (yrs)	*Expected* Principal Window (mos)	*Scheduled* Final Distribution Date	*Expected* Ratings (Moody's / S&P)
A-I-A	$126,562,500	Floating	Pass Thru	3.13	1-98	January 2029	Aaa / AAA
A-I-B	$126,562,500	Floating	Pass Thru	3.14	1-98	January 2029	Aaa / AAA
Total	**$253,125,000**						

(a) Class sizes subject to a variance of +/-5.0%.
(b) Prepayment speed: 35% CPR, 15% Constant Draw Rate.

Residential Funding Corporation
RFMSII 2003-HS4
Computational Materials: Preliminary Term Sheet *(Page 2)*

Transaction Overview	
Securities:	■ $[126, 562,500] adjustable-rate Class A-I-A Notes (the "Class A-I-A Notes"), and $[126,562,500] of adjustable rate Class A-I-B Notes (the "Class A-I-B Notes" and, together with the Class A-I-A Notes, the "Class A-I Notes.") The Class A-I-A Notes are primarily backed by conforming adjustable-rate home equity revolving credit loans (the "Group A Loans") and the Class A-I-B Notes are primarily backed by conforming and non-conforming adjustable-rate home equity revolving credit loans (the "Group B Loans" and, together with the Group A Loans, the "HELOCs"). The HELOCs are also referred to as the "home equity mortgage loans." The notes will be offered by a prospectus supplement.
Variable Funding Notes:	■ The trust will also issue Class A-I-A Variable Funding Notes primarily backed by the Group A Loans (the "Class A-I-A Variable Funding Notes") and the Class A-I-B Variable Funding Notes primarily backed by the Group B Loans (the "Class A-I-B Variable Funding Notes" and, together with the Class A-I-A Variable Funding Notes, the "Variable Funding Notes"). These Variable Funding Notes will not be offered by the prospectus supplement. The Variable Funding Notes, together with the Class A-I-A and A-I-B Notes, are referred to as the "Notes."
Depositor:	■ Residential Funding Mortgage Securities II, Inc. ("RFMSII").
Issuer:	■ RFMSII Series 2003-HS4 Trust
Credit Enhancer:	■ AMBAC, rated Aaa by Moody's, and AAA by S&P
Prepayment Assumption:	■ 35% CPR, 15% Constant Draw Rate.
Cut-off Date:	■ December 1, 2003
Settlement Date:	■ December [30], 2003
Payment Date:	■ The 25th day of each month (if such day is not a business day, the first business day thereafter) commencing in January 2004.
Indenture Trustee:	■ JPMorgan Chase Bank
Owner Trustee:	■ Wilmington Trust Company
Seller & Master Servicer:	■ Residential Funding Corporation (the "Seller", "Master Servicer", or "RFC"), an indirect wholly-owned subsidiary of GMAC Mortgage Group, Inc.
Subservicer:	■ HomeComings Financial Network, Inc. ("HomeComings"), an affiliate of the Depositor.
Advances:	■ There is no required advancing of delinquent principal or interest on the home equity mortgage loans by the Master Servicer, the Subservicer, the Trustee, Credit Enhancer or any other entity.

Residential Funding Corporation
RFMSII 2003-HS4
Computational Materials: Preliminary Term Sheet *(Page 3)*

Transaction Overview	
Collateral Description:	▪ Two loan groups: Group A (adjustable-rate HELOCs with credit limits less than or equal to conforming balance specified in the prospectus), and Group B (adjustable-rate HELOCs). The information below regarding both loan groups is based on a preliminary pool of assets. The weighted average characteristics of the final pools are not expected to materially change at closing. ▪ Group A is comprised of [3,768] adjustable-rate home equity revolving credit loans totaling $[115,064,466], secured primarily by 2nd liens on one- to four-family residential properties, with CLTVs not in excess of 100%. The aggregate principal balance of the Group A Loans is expected to be approximately $[126,562,500]. ▪ Group B is comprised of [2,404] adjustable-rate home equity revolving credit loans totaling $[114,917,890], secured primarily by 2nd liens on one- to four-family residential properties. The aggregate principal balance of the Group B Loans is expected to be approximately $[126,562,500].
Optional Redemption:	▪ The Master Servicer will have the option to purchase all of the remaining loans or all of the related Notes on the payment date on which the aggregate principal balance after applying payments received in the related collection period falls below 10% of its original aggregate principal balance as of the Cut-Off Date.
Taxation:	For Federal income tax purposes: ▪ The Notes will be characterized as indebtedness.
ERISA Considerations:	▪ The Notes may be eligible for purchase by employee benefit plans that are subject to ERISA. However, investors should consult with their counsel with respect to the consequences under ERISA and the Internal Revenue Code of an ERISA Plan's acquisition and ownership of such Notes.
Legal Investment:	▪ Not SMMEA-eligible.
Form of Registration:	▪ Book-entry form through DTC / Euroclear / Clearstream, Luxembourg in same day funds.
Minimum Denominations:	▪ Notes: $25,000
Underwriter:	▪ Residential Funding Securities Corporation

Transactional Structure

Residential Funding Corporation

RFMSII 2003-HS4

Computational Materials: Preliminary Term Sheet *(Page 4)*

Credit Enhancement:	Notes: ■ Group A and Group B excess interest, ■ Limited cross-collateralization, ■ Overcollateralization, and ■ AMBAC policy
Excess Interest:	Because the mortgagors are expected to pay more interest on the home equity mortgage loans than is necessary to pay interest on the Notes, along with fees and expenses of the trust each month, there may be excess interest. On each Payment Date this excess interest from the related loan group may be used to protect the Notes against most types of losses by making an additional payment of principal up to the amount of the losses.
Required Overcollateralization Amount:	On the Closing Date, the principal amount of the Notes issued will exceed the principal balance of the Loans by approximately [1.25]%. Beginning on the first payment date, any Excess interest not used to cover current or previously unpaid losses will be paid as principal to the Notes to reduce the initial undercollateralization to zero and to ultimately build to the "Required Overcollateralization Amount" of [1.10]% of the aggregate balance of the Loans as of the Cut-off Date. The Required Overcollateralization Amount may decrease in the future pursuant to the indenture.
Financial Guaranty Insurance Policy:	The financial guaranty insurance policy (the "Policy") will provide 100% coverage of timely payment of interest on the Class A-I note, principal portions of any allocated realized losses, and ultimate payment of principal by the latest stated final maturity date for the Notes. The Policy will not cover any Relief Act Shortfalls nor any reduction in accrued interest due to the application of the Net WAC Rate and is for the benefit of the Noteholders only.

Residential Funding Corporation

RFMSII 2003-HS4

Computational Materials: Preliminary Term Sheet *(Page 5)*

Transactional Structure	
Priority of Distributions:	On each payment date, Principal Distributions and interest collections with respect to the Group A Loans, Group B Loans, and payments made under the Policy will be allocated from the payment account in the following order of priority: (1) To pay accrued interest on the Class A-I-A Notes and the Class A-I-A Variable Funding Notes, *pro rata*, other than Group A Net WAC Cap Shortfalls or Group A Relief Act Shortfalls from collections relating to the Group A Loans and Policy payments related to the Group A Notes; to pay accrued interest on the Class A-I-B Notes and the Class A-I-B Variable Funding Notes, *pro rata*, other than Group B Net WAC Cap Shortfalls or Group B Relief Act Shortfalls from collections relating to the Group B Loans and Policy payments related to the Group B Notes; (2) To pay principal on the Class A-I-A Notes and Class A-I-A Variable Funding Notes, *pro rata*, an amount equal to the Group A principal collection distribution amount for that payment date from collections relating to the Group A Loans; to pay principal on the Class A-I-B Notes and Class A-I-B Variable Funding Notes, *pro rata*, an amount equal to the Group B principal collection distribution amount for that payment date from collections relating to the Group B Loans; (3) To pay as principal on the Class A-I-A Notes and Class A-I-A Variable Funding Notes, *pro rata*, an amount equal to the Group A liquidation loss distribution amount for such payment date from collections relating to the Group A Loans; to pay principal on the Class A-I-B Notes and Class A-I-B Variable Funding Notes, *pro rata*, an amount equal to the Group B liquidation loss distribution amount for that payment date from collections relating to the Group B Loans; (4) To pay as principal on the Class A-I-A Notes and Class A-I-A Variable Funding Notes, *pro rata*, an amount equal to the Group A liquidation loss distribution amount for such payment date from collections relating to the Group B Loans to the extent not covered by clause (3) above; to pay as principal on the Class A-I-B Notes and Class A-I-B Variable Funding Notes, *pro rata*, an amount equal to the Group B liquidation loss distribution amount for such payment date from collections relating to the Group A Loans to the extent not covered by clause (3) above; (5) To pay the Credit Enhancer premium for the Policy and any previously unpaid premiums for the Policy, with interest; (6) To reimburse the Credit Enhancer for certain prior draws made on the Policy, other than those attributable to excess loss amounts, with interest; (7) To pay principal on the Class A-I-A Notes and Class A-I-A Variable Funding Notes, *pro rata*, an additional amount from excess interest on the Group A Loans, to bring the amount of Overcollateralization up to the Required Overcollateralization Amount for that payment date; to pay principal on the Class A-I-B Notes and Class A-I-B Variable Funding Notes, *pro rata*, an additional amount from excess interest on the Group B Loans, to bring the amount of Overcollateralization up to the Required Overcollateralization Amount for that payment date; (8) To pay the Credit Enhancer provider any other amounts owed to it under the Policy; (9) To pay the Class A-I-A Notes and Class A-I-A Variable Funding Notes, *pro rata*, any current period and previously unpaid Group A Net WAC Cap Shortfalls, with interest, based on the related shortfall amounts from collections relating to the Group A Loans; to pay the Class A-I-B Notes and Class A-I-B Variable Funding Notes, *pro rata*, any current period and previously unpaid Group B Net WAC Cap Shortfalls, with interest, based on the related shortfall amounts from collections relating to the Group B Loans; (10) To pay the holders of the Class A-I-A Notes and Class A-I-A Variable Funding Notes current period Relief Act shortfalls with respect to the Group A Loans from collections related to the Group A Loans; to pay the holders of the Class A-I-B Notes and Class A-I-B Variable Funding Notes current period Relief Act shortfalls with respect to the Group B Loans from collections related to the Group B Loans; and (11) To pay any remaining amounts to the Certificateholders.

Residential Funding Corporation
RFMSII 2003-HS4
Computational Materials: Preliminary Term Sheet *(Page 6)*

Transactional Structure	
Interest Accrual Period:	From and including the preceding payment date (or, for the first distribution period, the closing date) to but excluding the related payment date on an actual/360 basis.
Notes:	The interest rate on the Class A-I-A Notes and Class A-I-A Variable Funding Notes will be equal to the least of (a) 1-mo. LIBOR plus [ ]% per annum, (b) 17.25% per annum, and (c) the Group A Net WAC Rate (the "Class A-I-A Interest Rate"). Any interest shortfalls on the Class A-I-A Notes and Class A-I-A Variable Funding Notes due to the Group A Net WAC Rate (the "Group A Net WAC Cap Shortfalls") will carry forward with interest at the Class A-I-A Interest Rate and will be reimbursed by excess interest from Loan Group A to the extent available. Any Relief Act shortfalls with respect to the Group A Loans will be allocated to the Class A-I-A Notes and Class A-I-A Variable Funding Notes *pro rata* based upon the interest that would have accrued on these Notes absent these reductions and will be repaid in the current period only, to the extent of excess interest available for that purpose. The interest rate on the Class A-I-B Notes and Class A-I-B Variable Funding Notes will be equal to the least of (a) 1-mo. LIBOR plus [ ]% per annum, (b) 17.25% per annum, and (c) the Group B Net WAC Rate (the "Class A-I-B Interest Rate"). Any interest shortfalls on the Class A-I-B Notes and Class A-I-B Variable Funding Notes due to the Group B Net WAC Rate (the "Group B Net WAC Cap Shortfalls") will carry forward with interest at the Class A-I-B Interest Rate and will be reimbursed by excess interest from Loan Group B to the extent available. Any Relief Act shortfalls with respect to the Group B Loans will be allocated to the Class A-I-B Notes and Class A-I-B Variable Funding Notes *pro rata* based upon the interest that would have accrued on these Notes absent these reductions and will be repaid in the current period only, to the extent of excess interest available for that purpose.

Interest Rate Caps:	Net Mortgage Rate: With respect to any home equity mortgage loan, the Net Mortgage Rate equals the mortgage rate minus (a) the master servicing fee, (b) the subservicing fee and (c) the rate at which the policy premium is paid. Group A Net WAC Rate: With respect to any Payment Date, a per annum rate equal to the weighted average of the Net Mortgage Rates of the Group A Loans, as of the first day of the month preceding the month in which that Payment Date occurs, adjusted to account for the actual over 360-day interest calculation method. Group B Net WAC Rate: With respect to any Payment Date, a per annum rate equal to the weighted average of the Net Mortgage Rates of the Group B Loans, as of the first day of the month preceding the month in which that Payment Date occurs, adjusted to account for the actual over 360-day interest calculation method.
Group A Net WAC Cap Shortfall	On any Payment Date and with respect to the Class A-I-A Notes or the Class A-I-A Variable Funding Notes, the excess, if any of (x) interest that would have accrued on the related notes at the applicable note rate without application of the Group A Net WAC Rate over (y) interest accrued thereon at the Group A Net WAC Rate.
Group B Net WAC Cap Shortfall	On any Payment Date and with respect to the Class A-I-B Notes or the Class A-I-B Variable Funding Notes, the excess, if any of (x) interest that would have accrued on the related notes at the applicable note rate without application of the Group B Net WAC Rate over (y) interest accrued thereon at the Group B Net WAC Rate.

Residential Funding Corporation
RFMSII 2003-HS4
Computational Materials: Preliminary Term Sheet *(Page 7)*

Transactional Structure	
Principal Distributions:	On each payment date, the related principal distribution amount for the related Notes and Variable Funding Notes will be distributed to the related Notes and Variable Funding Notes *pro rata* and is equal to: (a) Net Principal Collections for the related loan group, if the payment date is during the Revolving Period and an Amortization Event has not occurred; or (b) Principal Collections for the related loan group, if the payment date is after the Revolving Period or an Amortization Event has occurred.
Net Principal Collections:	On any Payment Date and with respect to Loan Group A and Loan Group B, the related excess, if any, of (x) Principal Collections for that Payment Date over (y) the aggregate amount of additional balances for such loan group created during the related Collection Period and conveyed to the trust.
Revolving Period:	The period commencing on the Closing Date and ending on December 31, 2008.
Initial Undercollateralization:	Initially, the principal amount of the Notes issued will exceed the principal balance of the Group A Loans and Group B Loans by approximately [1.25]%. Beginning on the first payment date, any excess interest not used to cover current or previously unpaid losses will be paid as principal to the Notes to reduce the initial undercollateralization to zero and to ultimately build to the Required Overcollateralization Amount.
Required Overcollateralization Amount:	With respect to any payment date prior to the Stepdown Date, the Required Overcollateralization Amount will equal 1.10% of the aggregate balance of the Loans as of the Cut-off Date. With respect to any distribution on or after the Stepdown Date, the Required Overcollateralization Amount will equal the lesser of (a) the initial Required Overcollateralization Amount and (b) 2.20% of the aggregate principal balance of the Loans, subject to the Overcollateralization Floor and to the satisfaction of certain conditions specified in the indenture.
Overcollateralization Floor:	An amount equal to 0.50% of the balance of the Loans as of the Cut-off Date.
Stepdown Date:	The later of (a) the December 2005 Payment Date and (b) the payment date on which the aggregate principal balance of the Loans after applying payments received in the related collection period is less than 50% of the initial aggregate principal balance of the Loans, subject to the satisfaction of certain conditions specified in the indenture.

Residential Funding Corporation

RFMSII 2003-HS4

Computational Materials: Preliminary Term Sheet *(Page 8)*

Class A-I-A to 10% Call								
	Draw / CPR	0%	20%	25%	30%	35%	40%	45%
Average Life (Years)	0%	13.89	3.85	3.03	2.47	2.05	1.74	1.50
Last Principal Payment Date		Jul-23	Nov-13	Oct-11	May-10	Apr-09	Jun-08	Nov-07
Average Life (Years)	10%	14.09	5.65	4.29	3.34	2.67	2.19	1.82
Last Principal Payment Date		Jun-24	Jun-18	Aug-15	Sep-12	Nov-10	Aug-09	Sep-08
Average Life (Years)	15%	14.10	6.80	5.19	3.99	3.13	2.51	2.05
Last Principal Payment Date		Jun-24	Jul-18	Jun-18	Dec-14	Feb-12	Jun-10	Mar-09
Average Life (Years)	20%	14.11	8.39	6.26	4.82	3.73	2.94	2.35
Last Principal Payment Date		Jun-24	Apr-20	Jul-18	Jun-18	Apr-14	Aug-11	Dec-09
Average Life (Years)	25%	14.15	8.50	7.74	5.83	4.50	3.50	2.76
Last Principal Payment Date		Jun-24	Feb-21	Oct-19	Jul-18	Mar-18	Aug-13	Feb-11

Class A-I-A to Maturity								
	Draw / CPR	0%	20%	25%	30%	35%	40%	45%
Average Life (Years)	0%	14.00	4.09	3.27	2.67	2.23	1.89	1.62
Last Principal Payment Date		Oct-26	Dec-19	Jul-18	Feb-18	Nov-15	Feb-14	Sep-12
Average Life (Years)	10%	14.14	5.67	4.39	3.48	2.82	2.33	1.95
Last Principal Payment Date		Feb-26	Mar-23	Oct-20	Jul-18	Jun-18	Aug-16	Jun-14
Average Life (Years)	15%	14.15	6.83	5.20	4.06	3.24	2.64	2.18
Last Principal Payment Date		Feb-26	Dec-23	Apr-22	Dec-19	Jul-18	Jun-18	Oct-15
Average Life (Years)	20%	14.16	8.41	6.28	4.82	3.79	3.03	2.47
Last Principal Payment Date		Feb-26	Sep-25	Apr-23	Jun-21	Apr-19	Jul-18	Jul-17
Average Life (Years)	25%	14.21	8.52	7.76	5.83	4.50	3.54	2.84
Last Principal Payment Date		Nov-26	Dec-25	Apr-25	Aug-22	Sep-20	Sep-18	Jul-18

Residential Funding Corporation
RFMSII 2003-HS4
Computational Materials: Preliminary Term Sheet *(Page 9)*

Class A-I-B to 10% Call								
	Draw / CPR	0%	20%	25%	30%	35%	40%	45%
Average Life (Years)	0%	14.12	3.86	3.03	2.47	2.05	1.74	1.50
Last Principal Payment Date		Jul-23	Nov-13	Oct-11	May-10	Apr-09	Jun-08	Nov-07
Average Life (Years)	10%	14.42	5.69	4.32	3.35	2.68	2.19	1.82
Last Principal Payment Date		Jun-24	Jun-18	Aug-15	Sep-12	Nov-10	Aug-09	Sep-08
Average Life (Years)	15%	14.43	6.86	5.23	4.01	3.14	2.52	2.05
Last Principal Payment Date		Jun-24	Jul-18	Jun-18	Dec-14	Feb-12	Jun-10	Mar-09
Average Life (Years)	20%	14.43	8.50	6.32	4.86	3.75	2.95	2.36
Last Principal Payment Date		Jun-24	Apr-20	Jul-18	Jun-18	Apr-14	Aug-11	Dec-09
Average Life (Years)	25%	14.40	8.60	7.84	5.89	4.54	3.52	2.77
Last Principal Payment Date		Jun-24	Feb-21	Oct-19	Jul-18	Mar-18	Aug-13	Feb-11

Class A-I-B to Maturity								
	Draw / CPR	0%	20%	25%	30%	35%	40%	45%
Average Life (Years)	0%	14.30	4.11	3.28	2.68	2.23	1.89	1.62
Last Principal Payment Date		Oct-26	Apr-20	Jun-18	Feb-18	Dec-15	Feb-14	Sep-12
Average Life (Years)	10%	14.53	5.72	4.41	3.50	2.83	2.34	1.96
Last Principal Payment Date		Nov-26	Sep-23	Mar-21	Sep-18	Jun-18	Aug-16	Jun-14
Average Life (Years)	15%	14.54	6.91	5.24	4.09	3.26	2.65	2.18
Last Principal Payment Date		Nov-26	Nov-24	Oct-22	May-20	Jun-18	Jun-18	Oct-15
Average Life (Years)	20%	14.54	8.53	6.35	4.86	3.81	3.05	2.47
Last Principal Payment Date		Nov-26	Aug-25	Mar-24	Dec-21	Aug-19	Jun-18	Aug-17
Average Life (Years)	25%	14.51	8.62	7.86	5.90	4.54	3.57	2.85
Last Principal Payment Date		Nov-26	Oct-25	Feb-25	Jun-23	Mar-21	Jan-19	Jun-18

Residential Funding Corporation

RFMSII 2003-HS4

Computational Materials: Preliminary Term Sheet *(Page 10)*

Group A Collateral Summary		Summary Statistics	Range (if Applicable)		
Number of Revolving Credit Loans		3,768			
Aggregate Current Principal Balance		$115,064,465.83	$1,117.64	to	$282,411.46
Average Current Principal Balance		$30,537.28			
Aggregate Credit Limit Balance		$139,371,665.00	$8,000.00	to	$295,500.00
Average Credit Limit Balance		$36,988.23			
Weighted Average Credit Utilization Rate		82.56%	1.26%	to	101.29%
Weighted Average Initial Loan Rate		3.94%	2.00%	to	9.00%
Weighted Average Gross Margin		2.38%	0.00%	to	18.00%
Weighted Average Maximum Loan Rate		19.98%	10.00%	to	25.00%
Weighted Average Original Term		207	144	to	359
Weighted Average Remaining Term:		195	12	to	300
Weighted Average Remaining Months to Fully Indexed Date		2	0	to	6
Weighted Average Months to Repayment Per od		142	0	to	180
Weighted Average Combined LTV		83.33%	7.00%	to	100.00%
Weighted Average FICO Score		713	620	to	821
Weighted Average Borrower DTI		37.70%	4.00%	to	55.00%
Balloon Loans (% of Total)		54.80%			
Weighted Average Junior Mortgage Ratio		22.89%			
Lien Position (1st/2nd)		5.05% / 94.95%			
Geographical Distribution					
	California	20.79%			
	Florida	9.68%			
	Michigan	7.44%			
	Arizona	6.62%			
	Colorado	6.09%			
	Washington	5.10%			

Residential Funding Corporation
RFMSII 2003-HS4
Computational Materials: Preliminary Term Sheet *(Page 11)*

Credit Score		Number of Group A Loans	Cut-off Date Principal Balance ($)	% of Group A Loans by Cut-off Date Principal Balance	Average Principal Balance ($)	Weighted Average Combined LTV (%)	Weighted Average Residual Income ($)	Weighted Average Junior Ratio (%)
620 - 639		111	2,787,177	2.42	25,110	81.80	4,002	17.36
640 - 659		346	10,611,958	9.22	30,670	88.04	4,384	20.67
660 - 679		481	15,264,651	13.27	31,735	90.70	4,670	21.62
680 - 699		600	20,016,305	17.40	33,361	86.13	4,392	23.13
700 - 719		521	16,184,609	14.07	31,065	86.44	4,365	22.33
720 - 739		487	14,534,025	12.63	29,844	86.02	4,425	22.29
740 - 759		439	12,776,821	11.10	29,104	82.96	4,828	22.74
760 - 779		430	12,201,769	10.60	28,376	80.18	5,085	23.56
780 - 799		252	6,970,014	6.06	27,659	73.02	5,087	27.82
800 >=		60	1,783,566	1.55	29,726	71.94	4,409	31.71
	Subtotal:	3,727	113,130,894	98.32	30,354	84.33	4,587	22.89
Not Available*		41	1,933,571	1.68	47,160	32.90	1,864	Not Applicable
	Total:	**3,768**	**$115,064,466**	**100.00**	**$30,537**	**83.33%**	**$4,587**	**22.89%**

* - Includes mortgage loans where the credit score was not provided or no credit history could be obtained.

Credit Limit Utilization Rate (%)		Number of Group A Loans	Cut-off Date Principal Balance ($)	% of Group A Loans by Cut-off Date Principal Balance	Average Principal Balance ($)	Weighted Average Combined LTV (%)	Weighted Average Residual Income ($)	Weighted Average FICO	Weighted Average Junior Ratio (%)
0.01 - 10.00		82	292,807	0.25	3,571	71.10	4,992	750	34.20
10.01 - 20.00		101	679,001	0.59	6,723	70.01	4,924	753	27.94
20.01 - 30.00		82	1,048,843	0.91	12,791	62.86	4,970	750	30.47
30.01 - 40.00		101	1,605,440	1.40	15,895	72.55	4,234	739	25.82
40.01 - 50.00		99	1,849,130	1.61	18,678	71.26	5,190	734	25.95
50.01 - 60.00		137	3,173,762	2.76	23,166	73.08	5,279	730	24.88
60.01 - 70.00		122	2,782,561	2.42	22,808	76.67	5,280	722	21.57
70.01 - 80.00		153	4,291,353	3.73	28,048	78.16	4,312	722	23.57
80.01 - 90.00		218	6,076,832	5.28	27,875	81.74	4,524	714	21.98
90.01 - 100.00		2,664	93,010,814	80.83	34,914	87.97	4,550	710	21.55
100.01 - 110.00		9	253,925	0.22	28,214	73.21	3,347	690	16.96
	Total:	**3,768**	**$115,064,466**	**100.00**	**$30,537**	**83.33%**	**4,587**	**713**	**22.89%**

Residential Funding Corporation

RFMSII 2003-HS4

Computational Materials: Preliminary Term Sheet *(Page 12)*

Range of Credit Limit ($)	Number of Group A Loans	Cut-off Date Principal Balance ($)	% of Group A Loans by Cut-off Date Principal Balance	Average Principal Balance ($)	Weighted Average Combined LTV (%)	Weighted Average Residual Income ($)	Weighted Average FICO	Weighted Average Junior Ratio (%)
0.01 - 25,000.00	1,240	20,180,441	17.54	16,275	87.04	3,557	710	14.13
25,000.01 - 50,000.00	1,918	60,443,041	52.53	31,514	87.22	4,488	711	19.86
50,000.01 - 75,000.00	410	21,563,536	18.74	52,594	83.17	4,899	711	28.13
75,000.01 - 100,000.00	175	9,941,666	8.64	56,810	66.73	6,152	728	39.88
100,000.01 - 125,000.00	5	440,413	0.38	88,083	66.81	4,422	732	54.03
125,000.01 - 150,000.00	13	1,506,004	1.31	115,846	70.28	5,768	765	47.34
150,000.01 - 175,000.00	1	74,580	0.06	74,580	80.00	4,395	702	Not Applicable
175,000.01 - 200,000.00	3	175,173	0.15	58,391	55.00	7,265	783	Not Applicable
200,000.01 - 225,000.00	1	208,200	0.18	208,200	32.00	19,305	747	Not Applicable
225,000.01 - 250,000.00	1	249,000	0.22	249,000	74.00	6,718	731	Not Applicable
275,000.01 - 300,000.00	1	282,411	0.25	282,411	26.00	Not Available	Not Available	Not Applicable
Total:	**3,768**	**$115,064,466**	**100.00**	**$30,537**	**83.33%**	**$4,587**	**713**	**22.89%**

Mortgage Rate	Number of Group A Loans	Cut-off Date Principal Balance ($)	% of Group A Loans by Cut-off Date Principal Balance	Average Principal Balance ($)	Weighted Average Combined LTV (%)	Weighted Average Residual Income ($)	Weighted Average FICO	Weighted Average Junior Ratio (%)
1.501 - 2.000	1	13,912	0.01	13,912	90.00	3,887	722	11.11
2.501 - 3.000	2,280	74,175,286	64.46	32,533	84.83	4,481	711	22.98
3.001 - 3.500	2	53,547	0.05	26,774	81.41	4,104	768	15.39
3.501 - 4.000	366	10,468,490	9.10	28,602	86.00	4,449	718	20.82
4.001 - 4.500	152	3,976,987	3.46	26,164	65.49	5,118	741	29.64
4.501 - 5.000	150	3,756,348	3.26	25,042	66.94	4,481	711	28.85
5.001 - 5.500	110	3,265,273	2.84	29,684	65.37	5,504	727	23.24
5.501 - 6.000	200	4,905,525	4.26	24,528	76.88	5,635	729	20.12
6.001 - 6.500	139	4,171,833	3.63	30,013	94.68	5,044	740	20.61
6.501 - 7.000	78	1,711,427	1.49	21,941	92.04	4,152	705	19.21
7.001 - 7.500	121	3,831,135	3.33	31,662	96.34	4,838	691	20.61
7.501 - 8.000	86	2,345,400	2.04	27,272	94.10	4,455	670	19.98
8.001 - 8.500	56	1,782,424	1.55	31,829	98.14	3,804	671	21.49
8.501 - 9.000	27	606,877	0.53	22,477	89.91	6,055	711	17.94
Total:	**3,768**	**$115,064,466**	**100.00**	**$30,537**	**83.33%**	**$4,587**	**713**	**22.89%**

Residential Funding Corporation
RFMSII 2003-HS4
Computational Materials: Preliminary Term Sheet *(Page 13)*

Maximum Loan Rate (%) (HELOC only)	Number of Group A Loans	Cut-off Date Principal Balance ($)	% of Group A Loans by Cut-off Date Principal Balance	Average Principal Balance ($)	Weighted Average Combined LTV (%)	Weighted Average Residual Income ($)	Weighted Average FICO	Weighted Average Junior Ratio (%)
10.00	1	98,434	0.09	98,434	80.00	4,994	731	65.81
14.00	7	196,846	0.17	28,121	85.58	4,353	735	25.42
15.00	1	32,126	0.03	32,126	80.00	6,026	712	18.90
16.00	51	1,951,567	1.70	38,266	52.89	3,485	713	20.27
16.25	2	60,299	0.05	30,150	61.18	Not Available	Not Available	Not Applicable
16.65	1	36,588	0.03	36,588	31.00	Not Available	Not Available	Not Applicable
16.75	3	145,023	0.13	48,341	21.73	Not Available	Not Available	Not Applicable
17.25	5	139,544	0.12	27,909	56.40	Not Available	Not Available	Not Applicable
18.00	2,526	71,915,575	62.50	28,470	84.00	4,630	715	22.52
20.00	26	851,259	0.74	32,741	85.03	4,774	718	24.98
21.00	75	2,570,277	2.23	34,270	88.05	3,980	703	28.98
21.75	31	847,441	0.74	27,337	86.27	3,399	697	22.02
22.20	9	242,816	0.21	26,980	89.54	4,429	681	15.03
24.00	884	31,348,393	27.24	35,462	82.99	4,644	708	23.41
25.00	146	4,628,278	4.02	31,701	88.73	4,225	726	22.50
Total:	**3,768**	**$115,064,466**	**100.00**	**$30,537**	**83.33%**	**$4,587**	**713**	**22.89%**

Original Combined Loan-to-Value (%)	Number of Group A Loans	Cut-off Date Principal Balance ($)	% of Group A Loans by Cut-off Date Principal Balance	Average Principal Balance ($)	Weighted Average Residual Income ($)	Weighted Average FICO	Weighted Average Junior Ratio (%)
0.01 - 10.00	4	117,389	0.10	29,347	6,584	771	Not Applicable
10.01 - 20.00	24	916,174	0.80	38,174	3,209	702	68.06
20.01 - 30.00	41	1,779,095	1.55	43,393	5,116	727	49.15
30.01 - 40.00	62	2,607,744	2.27	42,060	5,820	750	40.26
40.01 - 50.00	66	2,164,308	1.88	32,793	5,205	736	33.11
50.01 - 60.00	77	2,315,514	2.01	30,072	5,018	744	35.21
60.01 - 70.00	167	5,311,086	4.62	31,803	6,723	719	30.25
70.01 - 75.00	140	4,470,940	3.89	31,935	4,819	720	26.98
75.01 - 80.00	369	11,380,688	9.89	30,842	4,416	713	26.87
80.01 - 85.00	190	4,289,596	3.73	22,577	4,366	706	20.31
85.01 - 90.00	1,047	26,395,628	22.94	25,211	4,929	712	17.94
90.01 - 95.00	791	24,885,749	21.63	31,461	4,191	706	19.45
95.01 - 100.00	790	28,430,555	24.71	35,988	4,104	710	22.15
Total:	**3,768**	**$115,064,466**	**100.00**	**$30,537**	**$4,587**	**713**	**22.89%**

Residential Funding Corporation
RFMSII 2003-HS4
Computational Materials: Preliminary Term Sheet *(Page 14)*

Junior Ratio (%)	Number of Group A Loans	Cut-off Date Principal Balance ($)	% of Group A Loans by Cut-off Date Principal Balance ($)	Average Principal Balance ($)	Weighted Average Combined LTV (%)	Weighted Average Residual Income ($)	Weighted Average FICO
0.01 - 5.00	26	225,253	0.21	8,664	83.63	4,121	721
5.01 - 10.00	242	3,443,413	3.15	14,229	84.20	4,443	713
10.01 - 15.00	904	19,025,025	17.41	21,045	87.81	4,635	710
15.01 - 20.00	1,345	41,533,571	38.02	30,880	92.55	4,566	713
20.01 - 25.00	435	15,023,916	13.75	34,538	87.36	4,543	706
25.01 - 30.00	267	10,647,554	9.75	39,878	84.06	4,680	701
30.01 - 40.00	291	12,093,287	11.07	41,558	76.45	4,600	718
40.01 - 50.00	87	4,752,511	4.35	54,627	75.02	4,870	738
50.01 - 60.00	31	1,368,060	1.25	44,131	63.75	4,640	733
60.01 - 70.00	15	720,549	0.66	48,037	68.27	2,905	707
70.01 - 80.00	5	239,252	0.22	47,850	53.58	3,427	704
90.01 - 100.00	4	176,350	0.16	44,087	44.31	1,746	669
Total:	**3,652**	**$109,248,740**	**100.00**	**$29,915**	**86.01%**	**$4,581**	**712**

Remaining Term (mos.)	Number of Group A Loans	Cut-off Date Principal Balance ($)	% of Group A Loans by Cut-off Date Principal Balance	Average Principal Balance ($)	Weighted Average Combined LTV (%)	Weighted Average Residual Income ($)	Weighted Average FICO	Weighted Average Junior Ratio (%)
1 - 96	48	2,138,197	1.86	44,546	38.68	4,776	685	20.61
97 - 108	13	275,540	0.24	21,195	82.02	3,297	688	19.27
109 - 120	32	818,059	0.71	25,564	79.37	4,693	706	24.55
121 - 144	276	7,573,456	6.58	27,440	81.36	5,360	708	24.15
145 - 156	3	46,364	0.04	15,455	85.68	4,633	706	24.35
157 - 168	41	784,461	0.68	19,133	81.60	6,464	724	21.92
169 - 180	2,353	77,748,354	67.57	33,042	86.48	4,419	711	22.64
181 - 288	307	6,956,601	6.05	22,660	75.19	4,724	719	24.85
289 - 300	695	18,723,434	16.27	26,940	82.16	4,853	719	22.53
Total:	**3,768**	**$115,064,466**	**100.00**	**$30,537**	**83.33%**	**$4,587**	**713**	**22.89%**

Residential Funding Corporation
RFMSII 2003-HS4
Computational Materials: Preliminary Term Sheet *(Page 15)*

Year of Origination	Number of Group A Loans	Cut-off Date Principal Balance ($)	% of Group A Loans by Cut-off Date Principal Balance	Average Principal Balance ($)	Weighted Average Combined LTV (%)	Weighted Average Residual Income ($)	Weighted Average FICO	Weighted Average Junior Ratio (%)
1989	1	80,945	0.07	80,945	29.00	Not Available	Not Available	Not Applicable
1990	1	32,651	0.03	32,651	23.00	Not Available	Not Available	Not Applicable
1991	1	51,164	0.04	51,164	35.00	Not Available	Not Available	Not Applicable
1992	2	57,992	0.05	28,996	9.20	Not Available	Not Available	Not Applicable
1993	22	1,234,730	1.07	56,124	33.91	Not Available	Not Available	Not Applicable
1994	20	693,890	0.60	34,695	42.82	8,737	682	34.83
1995	12	224,318	0.19	18,693	82.26	4,209	677	20.11
1996	33	707,639	0.61	21,444	78.05	3,898	698	27.85
1997	23	538,686	0.47	23,421	79.73	3,470	691	23.49
1998	73	1,831,277	1.59	25,086	76.47	4,831	722	28.42
1999	470	12,015,267	10.44	25,564	79.20	5,122	712	22.99
2000	1	1,903	0.01	1,903	90.00	6,939	798	57.82
2001	5	94,177	0.08	18,835	84.03	6,283	730	27.61
2002	70	1,366,222	1.19	19,517	77.31	6,070	731	24.68
2003	3,034	96,133,606	83.55	31,685	85.58	4,495	713	22.58
Total:	**3,768**	**$115,064,466**	**100.00**	**$30,537**	**83.33%**	**$4,587**	**713**	**22.89%**

State	Number of Group A Loans	Cut-off Date Principal Balance ($)	% of Group A Loans by Cut-off Date Principal Balance	Average Principal Balance ($)	Weighted Average Combined LTV (%)	Weighted Average Residual Income ($)	Weighted Average FICO	Weighted Average Junior Ratio (%)
CA	718	23,917,315	20.79	33,311	76.28	4,977	712	23.55
FL	357	11,135,870	9.68	31,193	87.06	4,279	707	24.22
MI	325	8,559,720	7.44	26,338	88.49	4,242	710	19.89
AZ	243	7,621,270	6.62	31,363	83.08	4,975	722	23.25
CO	217	7,007,827	6.09	32,294	87.61	4,020	716	20.37
WA	198	5,870,166	5.10	29,647	88.77	4,256	724	22.02
GA	190	5,370,756	4.67	28,267	95.11	4,339	715	18.47
NJ	188	4,862,544	4.23	25,865	74.87	5,120	726	22.26
VA	115	4,000,453	3.48	34,787	85.74	4,292	696	24.57
OR	101	3,011,297	2.62	29,815	89.14	4,597	709	20.14
UT	106	2,856,074	2.48	26,944	86.97	3,741	710	21.35
PA	80	2,520,135	2.19	31,502	75.95	5,320	731	23.68
MD	64	2,318,666	2.02	36,229	78.29	4,522	700	23.48
IL	70	2,318,295	2.01	33,119	83.14	4,375	713	23.97
Other	796	23,694,078	20.59	29,766	84.84	4,656	710	24.64
Total:	**3,768**	**$115,064,466**	**100.00**	**$30,537**	**83.33%**	**$4,587**	**713**	**22.89%**

Residential Funding Corporation

RFMSII 2003-HS4

Computational Materials: Preliminary Term Sheet *(Page 16)*

Property Type	Number of Group A Loans	Cut-off Date Principal Balance ($)	% of Group A Loans by Cut-off Date Principal Balance	Average Principal Balance ($)	Weighted Average Combined LTV (%)	Weighted Average Residual Income ($)	Weighted Average FICO	Weighted Average Junior Ratio (%)
Single Family	2,823	85,924,890	74.68	30,437	82.08	4,470	710	23.85
PUD Detached	497	16,124,760	14.01	32,444	87.61	5,173	722	19.68
Condo	232	6,264,633	5.44	27,003	86.92	4,187	722	20.76
Multifamily (2-4 units)	86	3,089,358	2.68	35,923	85.22	6,243	724	20.22
PUD Attached	99	2,753,073	2.39	27,809	88.82	4,024	716	18.64
Townhouse	25	714,343	0.62	28,574	89.58	4,263	723	20.73
Manufactured	6	193,409	0.17	32,235	87.93	2,237	696	23.32
Total:	**3,768**	**$115,064,466**	**100.00**	**$30,537**	**83.33%**	**$4,587**	**713**	**22.89%**

Lien Position	Number of Group A Loans	Cut-off Date Principal Balance ($)	% of Group A Loans by Cut-off Date Principal Balance	Average Principal Balance ($)	Weighted Average Combined LTV (%)	Weighted Average Residual Income ($)	Weighted Average FICO	Weighted Average Junior Ratio (%)
First Lien	116	5,815,726	5.05	50,136	41.39	4,747	732	Not Applicable
Second Lien	3,652	109,248,740	94.95	29,915	86.01	4,581	712	22.89
Total:	**3,768**	**$115,064,466**	**100.00**	**$30,537**	**83.33%**	**$4,587**	**713**	**22.89%**

Occupancy	Number of Group A Loans	Cut-off Date Principal Balance ($)	% of Group A Loans by Cut-off Date Principal Balance	Average Principal Balance ($)	Weighted Average Combined LTV (%)	Weighted Average Residual Income ($)	Weighted Average FICO	Weighted Average Junior Ratio (%)
Primary	3,649	111,946,729	97.29	30,679	83.27	4,426	712	23.03
Non Owner Occupied	89	2,342,841	2.04	26,324	89.18	7,781	730	17.18
Second Home	30	774,896	0.67	25,830	77.23	17,742	736	18.52
Total:	**3,768**	**$115,064,466**	**100.00**	**$30,537**	**83.33%**	**$4,587**	**713**	**22.89%**

Current Balance ($)	Number of Group A Loans	Cut-off Date Principal Balance ($)	% of Group A Loans by Cut-off Date Principal Balance	Average Principal Balance ($)	Weighted Average Combined LTV (%)	Weighted Average Residual Income ($)	Weighted Average FICO	Weighted Average Junior Ratio (%)
0.01 – 25,000.00	1,672	26,133,038	22.71	15,630	81.29	3,811	715	19.65
25,000.01 – 50,000.00	1,664	58,796,201	51.10	35,334	86.43	4,518	710	21.22
50,000.01 – 75,000.00	341	20,936,822	18.20	61,398	83.37	5,027	711	29.02
75,000.01 – 100,000.00	75	6,727,495	5.85	89,700	74.79	6,130	720	36.82
100,000.01 – 125,000.00	4	451,250	0.39	112,812	55.34	5,962	740	54.13
125,000.01 – 150,000.00	9	1,280,049	1.11	142,228	78.14	5,625	765	45.54
200,000.01 – 225,000.00	1	208,200	0.18	208,200	32.00	19,305	747	Not Applicable
225,000.01 – 250,000.00	1	249,000	0.22	249,000	74.00	6,718	731	Not Applicable
275,000.01 – 300,000.00	1	282,411	0.25	282,411	26.00	Not Available	Not Available	Not Applicable
Total:	**3,768**	**$115,064,466**	**100.00**	**$30,537**	**83.33%**	**$4,587**	**713**	**22.89%**

Residential Funding Corporation

RFMSII 2003-HS4

Computational Materials: Preliminary Term Sheet *(Page 17)*

Gross Margin (\$)	Number of Group A Loans	Cut-off Date Principal Balance (\$)	% of Group A Loans by Cut-off Date Principal Balance	Average Principal Balance (\$)	Weighted Average Combined LTV (%)	Weighted Average Residual Income (\$)	Weighted Average FICO	Weighted Average Junior Ratio (%)
0.000	42	1,697,800	1.48	40,424	55.99	7,099	756	31.23
0.001 - 0.500	332	9,310,049	8.09	28,042	62.56	5,052	746	30.58
0.501 - 1.000	378	12,685,739	11.02	33,560	66.57	4,631	718	30.49
1.001 - 1.500	443	11,134,709	9.68	25,135	79.07	5,377	728	20.96
1.501 - 2.000	651	18,950,442	16.47	29,110	83.14	5,001	735	19.16
2.001 - 2.500	480	15,242,782	13.25	31,756	94.32	4,436	737	21.12
2.501 - 3.000	313	9,073,265	7.89	28,988	93.85	4,034	708	19.96
3.001 - 3.500	383	12,814,672	11.14	33,459	95.27	4,317	689	20.61
3.501 - 4.000	388	12,238,818	10.64	31,543	95.24	3,966	677	20.50
4.001 - 4.500	258	8,742,649	7.60	33,886	96.05	3,905	661	20.80
4.501 - 5.000	97	3,066,873	2.67	31,617	95.15	4,412	669	21.14
5.001 - 5.500	2	101,637	0.09	50,819	100.00	3,246	679	31.90
5.501 >=	1	5,031	0.01	5,031	80.00	6,580	740	13.85
Total:	**3,768**	**\$115,064,466**	**100.00**	**\$30,537**	**83.33%**	**\$4,587**	**713**	**22.89%**

Debt-to-Income Ratio (%)	Number of Group A Loans	Cut-off Date Principal Balance (\$)	% of Group A Loans by Cut-off Date Principal Balance	Average Principal Balance (\$)	Weighted Average Combined LTV (%)	Weighted Average Residual Income (\$)	Weighted Average FICO	Weighted Average Junior Ratio (%)
0.01 - 5.00	1	26,784	0.02	26,784	95.00	5,851	704	15.79
5.01 - 10.00	6	99,718	0.09	16,620	76.99	14,885	741	20.71
10.01 - 15.00	23	801,262	0.70	34,837	77.81	10,874	745	25.36
15.01 - 20.00	97	2,998,887	2.61	30,916	71.48	9,042	742	23.54
20.01 - 25.00	232	6,567,702	5.71	28,309	75.98	6,709	732	24.87
25.01 - 30.00	426	11,842,239	10.29	27,799	81.18	6,577	721	22.80
30.01 - 35.00	597	17,571,547	15.27	29,433	83.78	5,092	716	21.94
35.01 - 40.00	820	25,150,626	21.86	30,671	83.45	4,428	709	22.35
40.01 - 45.00	1,061	34,024,925	29.57	32,069	85.37	3,522	704	23.43
45.01 - 50.00	486	15,225,492	13.23	31,328	88.38	3,056	713	22.67
50.01 - 55.00	9	375,988	0.33	41,776	68.20	3,750	750	25.02
Subtotal:	3,758	114,685,171	99.67	30,518	83.56	4,587	713	22.90
Not Available *	10	379,295	0.33	37,930	35.06	Not Available	750	17.12
Total:	**3,768**	**\$115,064,466**	**100.00**	**\$30,537**	**83.33%**	**\$4,587**	**713**	**22.89%**

* - Includes mortgage loans where the debt-to-income ratio was not provided.

Residential Funding Corporation
RFMSII 2003-HS4
Computational Materials: Preliminary Term Sheet *(Page 18)*

Residual Income Balance ($)	Number of Group A Loans	Cut-off Date Principal Balance ($)	% of Group A Loans by Cut-off Date Principal Balance	Average Principal Balance ($)	Weighted Average Combined LTV (%)	Weighted Average FICO	Weighted Average Junior Ratio (%)
Less than 1,500	117	2,284,691	1.99	19,527	81.06	711	26.90
1,500 - 1,999	267	6,055,368	5.26	22,679	85.72	712	25.80
2,000 - 2,999	854	23,258,808	20.21	27,235	85.47	709	23.77
3,000 - 3,999	902	27,331,379	23.75	30,301	85.61	708	21.47
4,000 - 4,999	639	22,014,151	19.13	34,451	85.42	715	23.37
5,000 - 5,999	392	12,681,302	11.02	32,350	84.13	714	21.32
6,000 >=	556	19,492,220	16.94	35,058	80.38	721	23.09
Subtotal:	3,727	113,117,918	98.31	30,351	84.32	713	22.90
Not Available *	41	1,946,548	1.69	47,477	33.77	750	17.12
Total:	**3,768**	**$115,064,466**	**100.00**	**$30,537**	**83.33%**	**713**	**22.89%**

* - Includes mortgage loans where the residual income was not provided .

Residential Funding Corporation
RFMSII 2003-HS4
Computational Materials: Preliminary Term Sheet *(Page 19)*

Group B Collateral Summary		Summary Statistics	Range (if Applicable)		
Number of Revolving Credit Loans		2,404			
Aggregate Current Principal Balance		$114,917,890.25	$1,064.93	to	$500,000.00
Average Current Principal Balance		$47,802.78			
Aggregate Credit Limit Balance		$144,257,150.00	$10,000.00	to	$500,000.00
Average Credit Limit Balance		$60,007.13			
Weighted Average Credit Utilization Rate		79.66%	0.67%	to	100.83%
Weighted Average Initial Loan Rate		3.98%	3.00%	to	9.55%
Weighted Average Gross Margin		2.06%	0.00%	to	15.00%
Weighted Average Maximum Loan Rate		20.25%	14.00%	to	25.00%
Weighted Average Original Term		210	179	to	302
Weighted Average Remaining Term:		201	18	to	300
Weighted Average Remaining Months to Fully Indexed Date		2	0	to	10
Weighted Average Months to Repayment Period		146	0	to	180
Weighted Average Combined LTV		82.79%	5.00%	to	101.00%
Weighted Average FICO Score		723	620	to	821
Weighted Average Borrower DTI		37.50%	3.00%	to	55.00%
Balloon Loans (% of Total)		52.43%			
Weighted Average Junior Mortgage Ratio		20.72%			
Lien Position (1st/2nd)		2.51% / 97.49%			
Geographical Distribution					
	California	36.22%			
	Florida	8.20%			
	Arizona	6.29%			
	New Jersey	6.14%			
	Michigan	5.57%			
	Georgia	5.56%			

Residential Funding Corporation

RFMSII 2003-HS4

Computational Materials: Preliminary Term Sheet *(Page 20)*

Credit Score		Number of Group B Loans	Cut-off Date Principal Balance ($)	% of Group B Loans by Cut-off Date Principal Balance	Average Principal Balance ($)	Weighted Average Combined LTV (%)	Weighted Average Residual Income ($)	Weighted Average Junior Ratio (%)
620 - 639		41	1,130,445	0.98	27,572	80.82	5,760	14.33
640 - 659		159	6,088,349	5.3	38,292	86.98	7,290	17.15
660 - 679		231	10,614,286	9.24	45,949	90.79	7,679	18.37
680 - 699		369	19,543,494	17.01	52,963	84.88	8,543	20.09
700 - 719		326	15,533,436	13.52	47,649	83.68	10,062	20.38
720 - 739		370	18,019,450	15.68	48,701	83.85	8,847	20.55
740 - 759		337	15,727,180	13.69	46,668	84.19	8,345	21.07
760 - 779		313	15,803,296	13.75	50,490	79.49	10,480	22.99
780 - 799		201	9,207,834	8.01	45,810	80.2	8,775	22.7
800 >=		27	1,264,715	1.1	46,841	73.12	7,055	22.9
	Subtotal:	2,374	112,932,487	98.27	47,571	83.61	8,870	20.72
Not Available *		30	1,985,403	1.73	66,180	38.71	Not Available	Not Applicable
	Total:	**2,404**	**$114,917,890**	**100.00**	**$47,803**	**82.79%**	**$8,870**	**20.72%**

* - Includes mortgage loans where the credit score was not provided or no credit history could be obtained.

Credit Limit Utilization Rate (%)		Number of Group B Loans	Cut-off Date Principal Balance ($)	% of Group B Loans by Cut-off Date Principal Balance	Average Principal Balance ($)	Weighted Average Combined LTV (%)	Weighted Average Residual Income ($)	Weighted Average FICO	Weighted Average Junior Ratio (%)
0.01 - 10.00		65	310,779	0.27	4,781	69.56	10,047	744	24.64
10.01 - 20.00		87	1,052,472	0.92	12,097	75.36	11,287	738	23.51
20.01 - 30.00		70	1,517,217	1.32	21,675	72.71	10,084	742	28.24
30.01 - 40.00		70	1,625,416	1.41	23,220	74.38	8,347	742	25.13
40.01 - 50.00		89	2,697,615	2.35	30,310	75.81	9,942	737	22.34
50.01 - 60.00		75	2,676,874	2.33	35,692	76.44	11,061	730	22.32
60.01 - 70.00		89	3,956,297	3.44	44,453	76.50	8,920	734	21.28
70.01 - 80.00		98	3,956,085	3.44	40,368	79.63	9,201	716	21.70
80.01 - 90.00		120	5,479,378	4.77	45,661	79.57	8,971	719	20.88
90.01 - 100.00		1,638	91,437,667	79.57	55,823	86.83	8,717	722	19.27
100.01 - 110.00		3	208,092	0.18	69,364	86.38	5,443	682	31.11
	Total:	**2,404**	**$114,917,890**	**100.00**	**$47,803**	**82.79%**	**$8,870**	**723**	**20.72%**

Residential Funding Corporation

RFMSII 2003-HS4

Computational Materials: Preliminary Term Sheet *(Page 21)*

Range of Credit Limit ($)	Number of Group B Loans	Cut-off Date Principal Balance ($)	% of Group B Loans by Cut-off Date Principal Balance	Average Principal Balance ($)	Weighted Average Combined LTV (%)	Weighted Average Residual Income ($)	Weighted Average FICO	Weighted Average Junior Ratio (%)
0.01 - 25,000.00	367	6,104,865	5.31	16,635	86.04	4,081	712	13.80
25,000.01 - 50,000.00	893	29,685,009	25.83	33,242	86.43	5,726	716	16.25
50,000.01 - 75,000.00	572	31,085,472	27.05	54,345	85.32	7,685	718	18.24
75,000.01 - 100,000.00	406	27,773,576	24.17	68,408	82.22	9,962	730	22.18
100,000.01 - 125,000.00	37	3,704,583	3.22	100,124	90.67	8,561	728	22.75
125,000.01 - 150,000.00	66	7,016,821	6.11	106,315	85.14	15,066	734	27.30
150,000.01 - 175,000.00	6	568,910	0.50	94,818	76.58	8,652	757	38.32
175,000.01 - 200,000.00	41	5,157,680	4.49	125,797	69.05	19,789	739	32.28
225,000.01 - 250,000.00	7	1,586,362	1.38	226,623	68.58	16,626	742	38.69
250,000.01 - 275,000.00	2	236,860	0.21	118,430	49.31	13,978	768	28.92
275,000.01 - 300,000.00	2	480,992	0.42	240,496	53.50	15,589	765	29.35
300,000.01 >=	5	1,516,759	1.32	303,352	36.07	24,425	710	39.43
Total:	**2,404**	**$114,917,890**	**100.00**	**$47,803**	**82.79%**	**$8,870**	**723**	**20.72%**

Mortgage Rate	Number of Group B Loans	Cut-off Date Principal Balance ($)	% of Group B Loans by Cut-off Date Principal Balance	Average Principal Balance ($)	Weighted Average Combined LTV (%)	Weighted Average Residual Income ($)	Weighted Average FICO	Weighted Average Junior Ratio (%)
2.501 - 3.000	1,379	72,016,300	62.67	52,224	83.23	8,993	724	20.42
3.001 - 3.500	1	40,556	0.04	40,556	80.00	3,562	704	19.89
3.501 - 4.000	239	12,825,751	11.16	53,664	83.45	9,146	728	20.16
4.001 - 4.500	80	2,511,984	2.19	31,400	69.13	10,448	730	26.26
4.501 - 5.000	112	4,415,264	3.84	39,422	68.81	12,945	731	26.37
5.001 - 5.500	64	3,262,871	2.84	50,982	63.62	9,503	729	19.01
5.501 - 6.000	87	2,609,616	2.27	29,996	73.44	15,434	731	16.12
6.001 - 6.500	138	5,461,722	4.75	39,578	95.72	6,010	742	19.45
6.501 - 7.000	53	2,244,896	1.95	42,357	96.29	9,081	724	19.87
7.001 - 7.500	111	4,616,984	4.02	41,594	97.76	6,025	699	19.35
7.501 - 8.000	45	1,542,979	1.34	34,288	96.90	3,845	689	20.89
8.001 - 8.500	68	2,571,795	2.24	37,821	98.14	5,107	673	19.83
8.501 - 9.000	24	699,469	0.61	29,145	96.93	5,461	681	20.49
9.001 - 9.500	2	66,216	0.06	33,108	93.19	3,439	655	20.48
9.501 - 10.000	1	31,486	0.03	31,486	99.00	3,132	680	11.33
Total:	**2,404**	**$114,917,890**	**100.00**	**$47,803**	**82.79%**	**$8,870**	**723**	**20.72%**

Residential Funding Corporation

RFMSII 2003-HS4

Computational Materials: Preliminary Term Sheet *(Page 22)*

Maximum Loan Rate (%) (HELOC only)	Number of Group B Loans	Cut-off Date Principal Balance ($)	% of Group B Loans by Cut-off Date Principal Balance	Average Principal Balance ($)	Weighted Average Combined LTV (%)	Weighted Average Residual Income ($)	Weighted Average FICO	Weighted Average Junior Ratio (%)
14.00	2	48,867	0.04	24,434	91.63	4,958	764	12.49
16.00	33	2,020,031	1.76	61,213	58.53	7,442	715	21.47
16.25	3	99,750	0.09	33,250	28.84	Not Available	Not Available	Not Applicable
16.50	2	172,946	0.15	86,473	33.96	Not Available	Not Available	Not Applicable
16.75	1	55,261	0.05	55,261	75.00	Not Available	Not Available	Not Applicable
17.15	1	80,680	0.07	80,680	21.00	Not Available	Not Available	Not Applicable
17.25	2	129,253	0.11	64,627	62.10	Not Available	Not Available	Not Applicable
18.00	1,551	68,181,642	59.33	43,960	83.95	8,384	724	20.64
20.00	6	378,083	0.33	63,014	95.94	9,210	682	19.83
21.00	20	748,821	0.65	37,441	89.43	5,254	707	25.95
21.75	9	403,625	0.35	44,847	86.81	5,948	730	15.12
22.20	4	165,234	0.14	41,308	79.69	5,255	684	25.01
24.00	702	38,999,157	33.94	55,554	81.93	10,022	721	20.90
25.00	68	3,434,541	2.99	50,508	85.62	7,010	741	19.73
Total:	**2,404**	**$114,917,890**	**100.00**	**$47,803**	**82.79%**	**$8,870**	**723**	**20.72%**

Original Combined Loan-to-Value (%)	Number of Group B Loans	Cut-off Date Principal Balance ($)	% of Group B Loans by Cut-off Date Principal Balance	Average Principal Balance ($)	Weighted Average Residual Income ($)	Weighted Average FICO	Weighted Average Junior Ratio (%)
0.01 - 10.00	2	85,417	0.07	42,708	Not Available	Not Available	Not Applicable
10.01 - 20.00	14	387,397	0.34	27,671	7,696	723	45.66
20.01 - 30.00	10	1,135,314	0.99	113,531	21,547	700	36.23
30.01 - 40.00	18	601,545	0.52	33,419	5,619	734	38.66
40.01 - 50.00	41	2,919,303	2.54	71,203	10,033	743	26.68
50.01 - 60.00	76	4,134,708	3.60	54,404	11,364	743	28.36
60.01 - 70.00	142	7,506,919	6.53	52,866	14,090	734	24.76
70.01 - 75.00	154	6,854,993	5.97	44,513	10,755	733	21.00
75.01 - 80.00	327	16,057,099	13.97	49,104	10,633	728	22.41
80.01 - 85.00	128	4,675,279	4.07	36,526	9,065	721	17.58
85.01 - 90.00	576	24,734,518	21.52	42,942	8,353	721	16.18
90.01 - 95.00	386	20,012,948	17.41	51,847	8,078	718	18.58
95.01 - 100.00	523	25,479,815	22.17	48,719	6,094	717	21.12
100.01 - 105.00	7	332,636	0.29	47,519	5,154	723	19.76
Total:	**2,404**	**$114,917,890**	**100.00**	**$47,803**	**$8,870**	**723**	**20.72%**

Residential Funding Corporation

RFMSII 2003-HS4

Computational Materials: Preliminary Term Sheet *(Page 23)*

Junior Ratio (%)	Number of Group B Loans	Cut-off Date Principal Balance ($)	% of Group B Loans by Cut-off Date Principal Balance	Average Principal Balance ($)	Weighted Average Combined LTV (%)	Weighted Average Residual Income ($)	Weighted Average FICO
0.01 - 5.00	35	560,337	0.50	16,010	77.24	10,237	710
5.01 - 10.00	218	6,662,440	5.95	30,562	80.09	12,443	722
10.01 - 15.00	613	23,828,560	21.27	38,872	84.86	8,816	723
15.01 - 20.00	837	42,867,503	38.26	51,216	90.45	8,315	719
20.01 - 25.00	333	17,609,532	15.72	52,881	82.65	8,566	724
25.01 - 30.00	145	8,033,026	7.17	55,400	80.98	7,526	728
30.01 - 40.00	104	7,306,499	6.52	70,255	74.44	12,128	726
40.01 - 50.00	49	3,475,612	3.10	70,931	66.05	7,727	744
50.01 - 60.00	11	1,126,036	1.01	102,367	73.30	10,081	763
60.01 - 70.00	7	413,343	0.37	59,049	64.00	5,956	757
70.01 - 80.00	3	131,707	0.12	43,902	68.90	4,999	731
80.01 - 90.00	1	20,378	0.02	20,378	74.00	10,825	773
Total:	**2,356**	**$112,034,974**	**100.00**	**$47,553**	**83.98%**	**$8,896**	**723**

Remaining Term (mos.)	Number of Group B Loans	Cut-off Date Principal Balance ($)	% of Group B Loans by Cut-off Date Principal Balance	Average Principal Balance ($)	Weighted Average Combined LTV (%)	Weighted Average Residual Income ($)	Weighted Average FICO	Weighted Average Junior Ratio (%)
1 - 96	44	2,333,199	2.03	53,027	42.17	9,770	701	22.02
97 - 108	14	354,827	0.31	25,345	94.80	9,454	718	19.82
109 - 120	21	426,817	0.37	20,325	78.68	3,808	704	24.90
121 - 144	156	5,530,981	4.81	35,455	81.88	12,754	716	22.51
145 - 156	4	138,256	0.12	34,564	73.04	11,833	721	30.94
157 - 168	9	296,726	0.26	32,970	75.74	14,967	727	18.36
169 - 180	1,499	76,933,916	66.95	51,323	85.38	8,522	723	20.62
181 - 288	96	3,092,319	2.69	32,212	77.14	7,662	719	23.26
289 - 300	561	25,810,848	22.46	46,009	81.04	9,200	725	20.04
Total:	**2,404**	**$114,917,890**	**100.00**	**$47,803**	**82.79%**	**$8,870**	**723**	**20.72%**

Residential Funding Corporation

RFMSII 2003-HS4

Computational Materials: Preliminary Term Sheet *(Page 24)*

Year of Origination	Number of Group B Loans	Cut-off Date Principal Balance ($)	% of Group B Loans by Cut-off Date Principal Balance	Average Principal Balance ($)	Weighted Average Combined LTV (%)	Weighted Average Residual Income ($)	Weighted Average FICO	Weighted Average Junior Ratio (%)
1990	2	70,773	0.06	35,386	36.50	Not Available	734	Not Applicable
1991	7	241,674	0.21	34,525	32.58	Not Available	682	Not Applicable
1992	2	152,726	0.13	76,363	17.82	Not Available	Not Available	Not Applicable
1993	13	759,611	0.66	58,432	39.23	Not Available	755	Not Applicable
1994	11	880,568	0.77	80,052	43.30	Not Available	Not Available	Not Applicable
1995	2	27,440	0.02	13,720	81.47	8,505	750	32.49
1996	15	523,568	0.46	34,905	89.92	8,120	694	21.81
1997	15	310,427	0.27	20,695	87.94	8,907	712	24.34
1998	31	820,616	0.71	26,471	78.28	5,635	717	24.23
1999	216	7,365,923	6.41	34,101	80.55	11,560	716	22.58
2000	1	65,000	0.06	65,000	88.00	12,257	720	11.11
2001	5	142,563	0.12	28,513	72.45	11,745	721	27.71
2002	31	959,346	0.83	30,947	74.75	10,633	741	21.53
2003	2,053	102,597,657	89.28	49,975	84.21	8,683	724	20.45
Total:	**2,404**	**$114,917,890**	**100.00**	**$47,803**	**82.79%**	**$8,870**	**723**	**20.72%**

State	Number of Group B Loans	Cut-off Date Principal Balance ($)	% of Group B Loans by Cut-off Date Principal Balance	Average Principal Balance ($)	Weighted Average Combined LTV (%)	Weighted Average Residual Income ($)	Weighted Average FICO	Weighted Average Junior Ratio (%)
CA	800	41,618,329	36.22	52,023	79.18	8,710	721	20.49
FL	209	9,422,130	8.20	45,082	90.06	9,176	725	20.93
AZ	146	7,229,795	6.29	49,519	86.06	9,432	729	20.78
NJ	139	7,059,504	6.14	50,788	78.51	13,151	735	21.13
MI	176	6,404,656	5.57	36,390	85.55	7,241	723	20.10
GA	144	6,391,147	5.56	44,383	95.11	6,642	720	18.97
CO	104	5,333,093	4.64	51,280	88.15	9,107	732	21.60
VA	88	5,023,288	4.37	57,083	81.08	9,111	726	19.86
WA	88	4,189,750	3.65	47,611	86.02	7,271	736	19.34
MD	47	2,341,868	2.04	49,827	80.12	9,435	710	17.77
Other	463	19,904,330	17.32	42,990	82.70	8,739	718	22.31
Total:	**2,404**	**$114,917,890**	**100.00**	**$47,803**	**82.79%**	**$8,870**	**723**	**20.72%**

Residential Funding Corporation

RFMSII 2003-HS4

Computational Materials: Preliminary Term Sheet *(Page 25)*

Property Type	Number of Group B Loans	Cut-off Date Principal Balance ($)	% of Group B Loans by Cut-off Date Principal Balance	Average Principal Balance ($)	Weighted Average Combined LTV (%)	Weighted Average Residual Income ($)	Weighted Average FICO	Weighted Average Junior Ratio (%)
Single Family	1,704	79,311,357	69.02	46,544	80.38	8,736	723	21.17
PUD Detached	463	25,031,839	21.78	54,064	88.13	9,284	722	19.75
Condo	142	6,195,900	5.39	43,633	90.53	9,028	731	20.25
PUD Attached	48	2,357,519	2.05	49,115	90.42	10,048	728	19.73
Multifamily (2-4 units)	28	1,281,156	1.11	45,756	89.94	6,943	733	16.35
Townhouse	16	644,064	0.56	40,254	88.03	7,727	720	16.16
Manufactured	3	96,055	0.08	32,018	82.89	2,900	718	21.37
Total:	**2,404**	**$114,917,890**	**100.00**	**$47,803**	**82.79%**	**$8,870**	**723**	**20.72%**

Lien Position	Number of Group B Loans	Cut-off Date Principal Balance ($)	% of Group B Loans by Cut-off Date Principal Balance	Average Principal Balance ($)	Weighted Average Combined LTV (%)	Weighted Average Residual Income ($)	Weighted Average FICO	Weighted Average Junior Ratio (%)
First Lien	48	2,882,916	2.51	60,061	41.35	5,113	719	Not Applicable
Second Lien	2,356	112,034,974	97.49	47,553	83.98	8,896	723	20.72
Total:	**2,404**	**$114,917,890**	**100.00**	**$47,803**	**82.79%**	**$8,870**	**723**	**20.72%**

Occupancy	Number of Group B Loans	Cut-off Date Principal Balance ($)	% of Group B Loans by Cut-off Date Principal Balance	Average Principal Balance ($)	Weighted Average Combined LTV (%)	Weighted Average Residual Income ($)	Weighted Average FICO	Weighted Average Junior Ratio (%)
Primary	2,370	114,026,280	99.22	48,112	82.84	8,856	723	20.74
Second Home	16	620,370	0.54	38,773	72.88	11,500	741	18.48
Non-Owner Occupied	18	271,240	0.24	15,069	85.62	8,656	730	19.62
Total:	**2,404**	**$114,917,890**	**100.00**	**$47,803**	**82.79%**	**$8,870**	**723**	**20.72%**

Residential Funding Corporation

RFMSII 2003-HS4

Computational Materials: Preliminary Term Sheet *(Page 26)*

Current Balance ($)	Number of Group B Loans	Cut-off Date Principal Balance ($)	% of Group B Loans by Cut-off Date Principal Balance	Average Principal Balance ($)	Weighted Average Combined LTV (%)	Weighted Average Residual Income ($)	Weighted Average FICO	Weighted Average Junior Ratio (%)
0.01 - 25,000.00	673	10,466,474	9.11	15,552	79.20	5,336	720	18.71
25,000.01 - 50,000.00	879	33,005,699	28.72	37,549	83.35	6,084	719	19.79
50,000.01 – 75,000.00	482	30,511,255	26.55	63,301	85.95	8,107	719	19.41
75,000.01 – 100,000.00	257	23,204,664	20.19	90,291	85.82	10,707	728	21.11
100,000.01 – 125,000.00	35	3,919,328	3.41	111,981	89.51	10,455	730	22.19
125,000.01 – 150,000.00	42	5,936,784	5.17	141,352	87.77	14,262	734	26.13
150,000.01 – 175,000.00	7	1,154,542	1.00	164,935	69.07	12,829	743	36.55
175,000.01 – 200,000.00	18	3,519,272	3.06	195,515	71.49	21,827	735	28.86
200,000.01 – 225,000.00	1	216,479	0.19	216,479	42.00	Not Available	Not Available	Not Applicable
225,000.01 – 250,000.00	6	1,444,754	1.26	240,792	64.29	12,912	748	40.20
275,000.01 – 300,000.00	1	286,842	0.25	286,842	42.00	15,924	775	23.08
300,000.01 >=	3	1,251,797	1.09	417,266	40.73	24,620	706	35.77
Total:	**2,404**	**$114,917,890**	**100.00**	**$47,803**	**82.79%**	**$8,870**	**723**	**20.72%**

Gross Margin (%)	Number of Group B Loans	Cut-off Date Principal Balance ($)	% of Group B Loans by Cut-off Date Principal Balance	Average Principal Balance ($)	Weighted Average Combined LTV (%)	Weighted Average Residual Income ($)	Weighted Average FICO	Weighted Average Junior Ratio (%)
0.000	53	3,082,322	2.68	58,157	72.48	10,779	744	28.61
0.001 - 0.500	255	10,370,424	9.02	40,668	69.55	10,864	745	22.21
0.501 - 1.000	357	20,461,592	17.81	57,315	68.77	12,641	731	25.08
1.001 - 1.500	318	13,328,017	11.60	41,912	83.11	8,664	738	16.74
1.501 - 2.000	363	17,384,139	15.13	47,890	82.33	8,951	738	18.57
2.001 - 2.500	316	15,438,181	13.43	48,855	93.85	7,675	737	19.42
2.501 - 3.000	191	10,492,692	9.13	54,936	94.80	7,676	715	19.94
3.001 - 3.500	216	9,936,199	8.65	46,001	96.15	6,460	693	18.54
3.501 - 4.000	130	5,921,501	5.15	45,550	95.94	6,287	681	19.72
4.001 - 4.500	141	6,229,803	5.42	44,183	97.15	5,162	669	19.10
4.501 - 5.000	59	2,090,473	1.82	35,432	96.16	4,999	668	18.33
5.001 - 5.500	2	66,216	0.06	33,108	93.19	3,439	655	20.48
Greater than 5.501	3	116,330	0.10	38,777	86.91	5,246	696	15.06
Total:	**2,404**	**$114,917,890**	**100.00**	**$47,803**	**82.79%**	**8,870**	**723**	**20.72%**

Residential Funding Corporation

RFMSII 2003-HS4

Computational Materials: Preliminary Term Sheet *(Page 27)*

Debt-to-Income Ratio (%)	Number of Group B Loans	Cut-off Date Principal Balance ($)	% of Group B Loans by Cut-off Date Principal Balance	Average Principal Balance ($)	Weighted Average Combined LTV (%)	Weighted Average Residual Income ($)	Weighted Average FICO	Weighted Average Junior Ratio (%)
0.01 - 5.00	2	193,814	0.17	96,907	85.73	21,709	750	34.75
5.01 - 10.00	8	561,180	0.49	70,147	86.34	69,744	719	21.67
10.01 - 15.00	26	1,418,540	1.23	54,559	71.83	28,669	733	24.08
15.01 - 20.00	58	2,738,978	2.38	47,224	77.63	25,660	735	23.73
20.01 - 25.00	133	5,702,425	4.96	42,875	78.34	14,631	730	22.25
25.01 - 30.00	280	12,263,055	10.67	43,797	81.51	11,109	730	21.81
30.01 - 35.00	375	17,632,559	15.34	47,020	83.80	9,677	729	20.01
35.01 - 40.00	510	25,772,329	22.43	50,534	81.13	8,093	724	21.27
40.01 - 45.00	658	31,648,242	27.54	48,098	85.40	5,864	717	20.14
45.01 - 50.00	319	15,273,892	13.29	47,881	86.02	4,575	715	19.24
50.01 - 55.00	24	1,371,120	1.19	57,130	84.39	4,125	746	18.93
Subtotal:	2,393	114,576,134	99.70	47,880	83.05	8,870	723	20.72
Not Available *	11	341,756	0.30	31,069	32.42	Not Available	736	26.01
Total:	**2,404**	**$114,917,890**	**100.00**	**$47,803**	**82.79%**	**$8,870**	**723**	**20.72%**

* - Includes mortgage loans where the debt-to-income was not provided.

Residual Income Balance ($)	Number of Group B Loans	Cut-off Date Principal Balance ($)	% of Group B Loans by Cut-off Date Principal Balance	Average Principal Balance ($)	Weighted Average Combined LTV (%)	Weighted Average FICO	Weighted Average Junior Ratio (%)
Less than 1,500	36	634,650	0.55	17,629	91.23	721	22.76
1,500 - 1,999	75	1,715,267	1.49	22,870	89.52	715	22.81
2,000 - 2,999	227	6,504,490	5.66	28,654	89.63	712	22.29
3,000 - 3,999	356	13,271,918	11.55	37,281	86.84	713	21.07
4,000 - 4,999	341	14,470,886	12.59	42,437	86.55	718	20.11
5,000 - 5,999	304	14,417,327	12.55	47,425	86.56	722	20.48
6,000 >=	1,029	61,767,753	53.75	60,027	81.10	728	20.64
Subtotal:	2,368	112,782,291	98.14	47,628	83.73	723	20.72
Not Available *	36	2,135,599	1.86	59,322	38.63	736	26.01
Total:	**2,404**	**$114,917,890**	**100.00**	**$47,803**	**82.79%**	**723**	**20.72%**

* - Includes mortgage loans where the residual income was not provided.